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                         [KIRKLAND & ELLIS LETTERHEAD]

                                October 13, 1997

Andrew E. Nagel
To Call Writer Direct:
212 446-4973


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        Re:     White Cap Holdings, Inc. Registration Statement on Form 8-A
                -----------------------------------------------------------

Ladies and Gentlemen:

        Reference is made to the Registration Statement on Form 8-A (the "Form 8-A") filed on behalf of White Cap Holdings, Inc., a Delaware corporation (the "Company"), on August 15, 1997. We have been advised by the staff of the Commission that the Form 8-A will become effective automatically 60 days after filing even if the Company's Registration Statement on Form S-1 (the "Form S-1") is not yet effective. Accordingly, we hereby request that the Form 8-A be withdrawn. We anticipate that we will refile the Form 8-A at a later date, together with a request to accelerate effectiveness to the date the Form S-1 becomes effective.

        Should you have any questions regarding this matter please feel free to contact the undersigned at the above number.

                                        Very truly yours,


                                        /s/  Andrew E. Nagel
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                                        Andrew E. Nagel